Earnings Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER OF 2016 RESULTS

Backlog of orders at $6.8 billion; Revenues at $780.8 million;
Non-GAAP net income of $62.5 million; GAAP net income of $63.4 million; Non-GAAP net EPS of $1.46; GAAP net EPS of $1.48

Haifa, Israel, November 17, 2016 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended September 30, 2016.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our financial results for the quarter, demonstrating growth and an improvement in profit. Our year-over-year increase in backlog of over six percent supports our ongoing revenue growth, as we have demonstrated in the first three quarters of this year. Additionally, we recorded a gain, for the second time this year, from a commercial spin-off business. This is a result of our efforts to adapt some of our technologies for civilian applications, around which we build viable companies. We look forward to reaping the fruits of these initiatives over the coming years.”

Third quarter 2016 results:

Revenues in the third quarter of 2016 were $780.8 million, as compared to $764.8 million in the third quarter of 2015.

Non-GAAP(*) gross profit amounted to $238.1 million (30.5% of revenues) in the third quarter of 2016, as compared to $233.5 million (30.5% of revenues) in the third quarter of 2015. GAAP gross profit in the third quarter of 2016 was $230.4 million (29.5% of revenues), as compared to $223.3 million (29.2% of revenues) in the third quarter of 2015.

Research and development expenses, net were $65.6 million (8.4% of revenues) in the third quarter of 2016, as compared to $61.0 million (8.0% of revenues) in the third quarter of 2015.

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Earnings Release

Marketing and selling expenses, net were $60.9 million (7.8% of revenues) in the third quarter of 2016, as compared to $60.6 million (7.9% of revenues) in the third quarter of 2015.

General and administrative expenses, net were $36.1 million (4.6% of revenues) in the third quarter of 2016, as compared to $36.4 million (4.8% of revenues) in the third quarter of 2015.

Other operating income, net in the third quarter of 2016 amounted to $10.5 million. The amount reflects a net gain related to valuation of shares in a newly established Israeli subsidiary due to a third party investment. The subsidiary, established in July 2016, is acting in the area of energy technology solutions for civilian transportation applications.

Non-GAAP(*) operating income was $77.9 million (10.0% of revenues) in the third quarter of 2016, as compared to $80.3 million (10.5% of revenues) in the third quarter of 2015. GAAP operating income in the third quarter of 2016 was $78.3 million (10.0% of revenues), as compared to $65.3 million (8.5% of revenues) in the third quarter of 2015.

Financial expenses, net were $7.3 million in the third quarter of 2016, as compared to $6.1 million in the third quarter of 2015.

Taxes on income were $8.9 million (effective tax rate of 12.5%) in the third quarter of 2016, as compared to $10.3 million (effective tax rate of 17.3%) in the third quarter of 2015. The lower effective tax rate in the third quarter of 2016 was mainly a result of prior years adjustments related to finalizing a tax assessment of a subsidiary. The tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.4 million in the third quarter of 2016, as compared to $1.7 million in the third quarter of 2015.

Net income attributable to non-controlling interests was $0.2 million in the third quarter of 2016, as compared to $1.0 million in the third quarter of 2015.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2016 was $62.5 million (8.0% of revenues), as compared to $62.3 million (8.1% of revenues) in the third quarter of 2015. GAAP net income in the third quarter of 2016 was $63.4 million (8.1% of revenues), as compared to $49.7 million (6.5% of revenues) in the third quarter of 2015.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.46 for the third quarter of 2016, as compared to $1.46 for the third quarter of 2015. GAAP diluted earnings per share in the third quarter of 2016 were $1.48, as compared to $1.16 for the third quarter of 2015.

The Company’s backlog of orders as of September 30, 2016, totaled 6,836 million, as compared to 6,420 million as of September 30, 2015. Approximately 69% of the current backlog is attributable to orders from outside Israel. Approximately 48% of the current backlog is scheduled to be performed during 2016 and 2017.

Operating cash flow used in the nine months ended September 30, 2016 was $32.4 million, as compared to $255.7 million provided in the nine months ended September 30, 2015. The deficit in our operating cash flow in 2016 was mainly a result of delay in receipts of cash payments from customers. The Company does not see risk in receiving these payments.

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Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Nine months ended September 30,		Three months ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015

GAAP gross profit	678.7	643.7	230.4	223.3	897.1
Adjustments:
Amortization of purchased intangible assets	23.5	20.8	7.7	10.2	29.9
Non-GAAP gross profit	702.2	664.5	238.1	233.5	927.0
Percent of revenues	30.4%	29.9%	30.5%	30.5%	29.8%

GAAP operating income	211.5	190.6	78.3	65.3	268.6
Adjustments:
Amortization of purchased intangible assets	31.3	34.5	10.1	15.0	48.1
Gain from changes in holdings	(17.6)	—	(10.5)	—	—
Non-GAAP operating income	225.2	225.1	77.9	80.3	316.7
Percent of revenues	9.8%	10.1%	10.0%	10.5%	10.2%

GAAP net income attributable to Elbit Systems’ shareholders	169.8	139.5	63.4	49.7	202.5
Adjustments:
Amortization of purchased intangible assets	31.3	34.5	10.1	15.0	48.1
Capital gain	(3.9)	—	—	—	—
Gain from changes in holdings	(16.4)	—	(9.3)	—	—
Related tax benefits	(4.4)	(5.8)	(1.7)	(2.4)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	176.4	168.2	62.5	62.3	242.4
Percent of revenues	7.6%	7.6%	8.0%	8.1%	7.8%

GAAP diluted net EPS	3.97	3.27	1.48	1.16	4.74
Adjustments, net	0.16	0.67	(0.02)	0.30	0.93
Non-GAAP diluted net EPS	4.13	3.94	1.46	1.46	5.67

Earnings Release

Recent Events:

On September 11, 2016, the Company announced that it was awarded a contract valued at over $90 million from an Asia-Pacific country for the supply of SPECTROTM XR advanced electro-optic systems. The contract will be performed over a four-year period.

On October 5, 2016, the Company announced that its subsidiary in the U.S., Elbit Systems of America, LLC, received a $7.3 million contract to supply the Bradley Fighting Vehicle Gunner’s Hand Station to the United States Army. The Defense Logistics Agency sole-source contract will be performed during a two-year period, with work being completed in Fort Worth, Texas.

On November 6, 2016, the Company announced that its subsidiary, CYBERBIT Ltd., was awarded a contract to supply its CYBERBIT Range platform to the Cyber Security Training Range of Maryland, LLC, the first hands-on cyber-security training center for IT and SCADA security professionals in the U.S.

On November 16, 2016, the Company announced that Samsung SDS Co. Ltd., a subsidiary of the Samsung group and a global leading IT services company, selected Cyberbit Ltd., the company protecting some of the world’s most sensitive organizations against cyber threats, to protect customers against attacks on industrial control systems.

Dividend:

The Board of Directors declared a dividend of $0.4 per share for the third quarter of 2016. The dividend’s record date is November 27, 2016. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws) on December 5, 2016, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Thursday, November 17, 2016 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-888-668-9141
Canada Dial-in Numbers: 1-888-604-5839
UK Dial-in Number: 0-800-917-5108
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610

at 10:00am Eastern Time; 7:00am Pacific Time; 3:00pm UK Time; 5:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 295 2634 (US) or +972 3 925 5900 (Israel and International).

Earnings Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com.
Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com
This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$162,231	$299,322
Short-term bank deposits and marketable securities	25,712	33,102
Trade and unbilled receivables, net	1,207,952	941,913
Other receivables and prepaid expenses	180,479	171,359
Inventories, net of customers advances	892,288	837,111
Total current assets	2,468,662	2,282,807

Investments in affiliated companies and partnerships	181,850	129,758
Long-term trade and unbilled receivables	145,772	152,463
Long-term bank deposits and other receivables	22,444	15,765
Deferred income taxes, net	41,612	52,619
Severance pay fund	276,173	270,151
	667,851	620,756

Property, plant and equipment, net	481,452	449,759
Goodwill and other intangible assets, net	738,175	770,276
Total assets	$4,356,140	$4,123,598

Liabilities and Equity
Short-term bank credit and loans	$149,062	$—
Current maturities of long-term loans and Series A Notes	232,826	113,359
Trade payables	403,594	347,366
Other payables and accrued expenses	819,114	739,867
Customer advances in excess of costs incurred on contracts in progress	345,477	437,202
	1,950,073	1,637,794

Long-term loans, net of current maturities	486	165,971
Series A Notes, net of current maturities	179,006	226,758
Employee benefit liabilities	385,994	381,641
Deferred income taxes and tax liabilities, net	41,914	44,738
Customer advances in excess of costs incurred on contracts in progress	184,079	167,601
Other long-term liabilities	76,876	99,668
	868,355	1,086,377

Elbit Systems Ltd.'s equity	1,530,666	1,391,374
Non-controlling interests	7,046	8,053
Total equity	1,537,712	1,399,427
Total liabilities and equity	$4,356,140	$4,123,598

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine months ended September 30,		Three months ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited		Audited
Revenues	$2,306,497	$2,221,001	$780,776	$764,775	$3,107,581
Cost of revenues	1,627,748	1,577,269	550,403	541,491	2,210,528
Gross profit	678,749	643,732	230,373	223,284	897,053

Operating expenses:
Research and development, net	188,814	174,121	65,578	61,004	243,416
Marketing and selling, net	182,252	172,503	60,926	60,606	239,366
General and administrative, net	113,754	106,508	36,138	36,411	145,693
Other operating income, net	(17,575)	—	(10,543)	—	—
Total operating expenses	467,245	453,132	152,099	158,021	628,475
Operating income	211,504	190,600	78,274	65,263	268,578

Financial expenses, net	(14,495)	(17,919)	(7,303)	(6,054)	(20,240)
Other income , net	3,942	69	32	(8)	216
Income before income taxes	200,951	172,750	71,003	59,201	248,554

Taxes on income	(35,812)	(30,882)	(8,856)	(10,257)	(46,235)
	165,139	141,868	62,147	48,944	202,319

Equity in net earnings of affiliated companies and partnerships	5,855	1,199	1,426	1,690	4,542
Net income	$170,994	$143,067	$63,573	$50,634	$206,861
Less: net income attributable to non-controlling interests	(1,197)	(3,542)	(195)	(968)	(4,352)
Net income attributable to Elbit Systems Ltd.'s shareholders	$169,797	$139,525	$63,378	$49,666	$202,509

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.97	$3.27	$1.48	$1.16	$4.74
Diluted net earnings per share	$3.97	$3.27	$1.48	$1.16	$4.74

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,741	42,703	42,745	42,720	42,711
Shares used in computation of diluted earnings per share	42,751	42,726	42,753	42,740	42,733

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine months ended September 30,		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$170,994	$143,067	$206,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,186	90,618	122,354
Stock-based compensation	58	113	139
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(92)
Deferred income taxes and reserve, net	15,210	5,739	15,928
Loss (gain) on sale of property, plant and equipment	(3,777)	1,329	1,742
Loss (gain) on sale and revaluation of investments	(16,752)	(165)	33
Equity in net earnings (loss) of affiliated companies and partnerships, net of dividend received (*)	(5,855)	21,501	19,999
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	(268,833)	68,520	31,860
Decrease (Increase) in inventories, net	(59,561)	3,975	39,801
Increase (decrease) in trade payables, other payables and accrued expenses	120,931	(44,532)	(74,280)
Severance, pension and termination indemnities, net	1,332	(3,399)	(799)
Increase (decrease) in advances received from customers	(75,248)	(31,010)	71,282
Net cash provided by (used in) operating activities	(32,384)	255,687	434,828
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(99,936)	(69,881)	(99,175)
Acquisition of subsidiaries and business operations	—	(141,436)	(141,436)
Investments in affiliated companies and other companies	(19,277)	(10,116)	(23,852)
Deconsolidation of subsidiary	(1,538)	—	—
Proceeds from sale of property, plant and equipment	12,514	9,381	11,563
Investment in long-term deposits	(109)	(127)	(396)
Proceeds from sale of long-term deposits	661	324	721
Investment in short-term deposits and marketable securities	(24,530)	(53,649)	(57,175)
Proceeds from sale of short-term deposits and marketable securities	32,146	115,402	128,187
Net cash used in investing activities	(100,069)	(150,102)	(181,563)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	488	1,410	1,616
Repayment of long-term loans	(48,250)	(215,502)	(226,635)
Proceeds from long-term loans	—	184,050	196,550
Repayment of Series A Notes	(54,602)	(55,532)	(55,532)
Dividends paid (**)	(51,336)	(50,250)	(69,792)
Change in short-term bank credit and loans, net	149,062	316	(557)
Net cash used in financing activities	(4,638)	(135,508)	(154,350)
Net increase (decrease) in cash and cash equivalents	(137,091)	(29,923)	98,915
Cash and cash equivalents at the beginning of the year	299,322	200,407	200,407
Cash and cash equivalents at the end of the period	$162,231	$170,484	$299,322
* Dividend received from affiliated companies and partnerships	$—	$22,700	$24,541
** Dividends paid in 2015 include dividends to minority shareholders in a subsidiary.

Earnings Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine months ended September 30,				Three months ended September 30,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	900.0	39.0	888.4	40.0	305.3	39.1	286.8	37.5
Land systems	258.0	11.2	437.6	19.7	31.8	4.1	169.9	22.2
C4ISR systems	891.3	38.6	674.4	30.4	363.0	46.5	238.3	31.2
Electro-optic systems	181.2	7.9	150.8	6.8	57.9	7.4	54.9	7.2
Other (mainly non-defense engineering and production services)	76.0	3.3	69.8	3.1	22.8	2.9	14.9	1.9
Total	2,306.5	100.0	2,221.0	100.0	780.8	100.0	764.8	100.0

Consolidated Revenues by Geographical Regions:

	Nine months ended September 30,				Three months ended September 30,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	506.7	22.0	438.3	19.7	183.4	23.5	153.7	20.1
North America	596.0	25.8	619.0	27.9	199.7	25.6	212.3	27.8
Europe	422.4	18.3	313.2	14.1	161.5	20.7	113.9	14.9
Asia-Pacific	595.1	25.8	606.8	27.3	176.3	22.6	217.0	28.4
Latin America	151.4	6.6	222.3	10.0	54.7	7.0	60.8	7.9
Other countries	34.9	1.5	21.4	1.0	5.2	0.6	7.1	0.9
Total	2,306.5	100.0	2,221.0	100.0	780.8	100.0	764.8	100.0